KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS
Citigroup Center
153 E. 53rd Street
New York, New York 10022

Andrew E. Nagel, Esq.
To Call Writer Directly: 212 446-4973 andrew.nagel@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900
April 21, 2009
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Campbell Duru
                Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation Preliminary Proxy Statement on Schedule 14A Filed April 6, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International, Ltd., Pershing Square International IV Trade-Co, Ltd., Pershing Square International IV-I, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, Richard W. Vague, Ali Namvar and Roy J. Katzovicz
File No. 1-06049
Dear Ms. Duru:
          Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., Pershing Square Capital Management, L.P., PS Management GP LLC, Pershing Square GP, LLC, and Pershing Square Holdings GP LLC (collectively, “Pershing Square”), William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague (collectively with Pershing Square, the “Filing Persons”) today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an Amendment No. 1 (the “Amendment”) to its Preliminary Proxy Statement on Schedule 14A and form of proxy (together, the “Preliminary Proxy Statement”) originally filed with the Commission on April 6, 2009, in connection with the solicitation of proxies by the Filing Persons with respect to the election of directors at the 2009 Annual Meeting of

London	Los Angeles	New York	San Francisco	Washington, D.C.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

Shareholders (the “2009 Annual Meeting”) of Target Corporation, a Minnesota corporation (“Target” or the “Company”).
          On behalf of Pershing Square, we are writing to respond to the comments raised in your letter dated April 17, 2009 concerning the Preliminary Proxy Statement. The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in bold). For your convenience, we are sending you via overnight mail a copy of this response letter and a copy of the Amendment that has been marked to show changes from the Preliminary Proxy Statement filed on April 6, 2009.
General
1.	Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to shareholders. Refer to Rule 14a-6(e)(l). Also, please revise your proxy card so that it refers to the 2009, as opposed to 2008, Annual Meeting of Stockholders.

Response: We have revised the proxy statement and the form of proxy in accordance with the comments above.
2.	Advise us, with a view toward disclosure, why Pershing Square Capital Management, L.P., PS Management GP LLC, Pershing Square GP, LLC, and Pershing Square Holdings GP LLC have not been named as participants in this solicitation with accompanying participant information required pursuant to Item 5 of Schedule 14A, considering they are the reporting persons identified on Amendment No. 7 to the Schedule 13D filed on March 26, 2009.

Response: In response to the comment above, we have added Pershing Square Capital Management, L.P., PS Management GP LLC, Pershing Square GP, LLC, and Pershing Square Holdings GP LLC as participants in this solicitation and provided the accompanying participant information required by Item 5 of Schedule 14A. See cover page and pages 2, 15 and 16 of the Amendment.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

Preliminary Proxy Statement on Schedule 14A Filed on April 6, 2009
Cover Letter
3.	You state, “[a]t the upcoming meeting, the company is asking shareholders to reduce the size of the board from 13 to 12 seats…” The issue of whether the proposal would reduce the number of seats on the Board or confirm that the number of Board seats is 12 is in dispute and is based on your interpretation of the restated articles of incorporation. Please revise to characterize your statements regarding the number of seats on the Board as your opinion based on your interpretation of the restated articles of incorporation.

Response: We have revised the cover letter in accordance with the comment above. See page iv of the Amendment.

4.	We note the statement in the second paragraph of your cover letter, that “[d]espite the fact that Target’s two principal business lines are retail add credit cards, Target currently has no independent directors with senior, executive-level expertise in these two businesses…[and] there are no independent directors on the company’s board with substantial real estate experience.” Considering it would appear that at least four individuals on Target’s board are independent directors with senior, executive-level expertise in these sectors, this statement seems inappropriate and, at the very least, should be characterized as your belief. We note your response to prior comment two of our letter dated March 20, 2009, however, your arguments would appear to focus on length of time served by your nominees in the various business lines and do not appear to provide objectively supportable arguments as it relates to expertise more generally, especially where you qualify your support “to our knowledge.” Accordingly, please remove this statement or tell us why you believe it is appropriate. This comment also applies to similar statements on the second page of your cover letter, beneath the headings “Credit Cards” and “Real Estate,” that “there is no one on the Target board with directly relevant operating experience in the credit card business…” and that “no current member of the board has the critical real estate expertise necessary to analyze [potential real estate strategic alternatives],” respectively, as well as on page 5.

Response: In response to the comment above, we have revised the cover letter and the Preliminary Proxy Statement to clarify that in Pershing Square’s view, the independent directors on Target’s board do not have the kind of experience in retail, credit card or real estate that is comparable to that of Pershing Square’s nominees. See the first page and

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

pages iii and 8 of the Amendment. We would also like to note that Pershing Square’s view is not only based on the length of time served in the relevant business lines, but also based on the extent, nature and specialization of service and the principal responsibilities during such service, as outlined in Pershing Square’s previous response to this point. For example, as detailed in our March 20 response letter, while one of the incumbent directors, Mary N. Dillon, is a senior executive at McDonald’s, Ms. Dillon is a marketing executive and has never served in a CEO-level operating capacity with respect to McDonald’s food retail operations or overall strategy (there’s a distinction between “food retailing” in the context of a fast food restaurant chain and “food retailing” in the context of grocery and supermarket sales that we believe the Company should be required to make in its proxy materials if it continues to insist on Ms. Dillon’s expertise in “food retailing”). Similarly, while Richard M. Kovacevich has served as the Chairman and former CEO of Wells Fargo & Co., a diversified financial services company, Mr. Kovacevich has never served in a CEO-level operating capacity dedicated exclusively to Wells Fargo’s credit card business. Furthermore, to Pershing Square’s knowledge, none of the independent Target directors have direct CEO-level operating experience in managing real estate.

5.	Please remove your statement that “the current board is suboptimal from a shareholder and corporate governance perspective,’’ or tell us the basis for this statement and characterize it as your belief. Your preceding sentence indicating the board has no significant shareholder representation does not, by itself, appear to support the conclusion you make.

Response: We have revised the entire paragraph that includes this sentence. See first page of the Amendment. It now states more clearly that Pershing Square is of the view that the incumbent Target directors do not have comparably relevant experience in Target’s main business lines relative to the Pershing Square nominees. Pershing Square’s view is that an ideal board should include directors who bring the most relevant business expertise, significant shareholder perspective (e.g. a representative of a significant shareholder) and corporate governance experience (e.g. experts in the field of corporate governance). We note that the statement is qualified as to Pershing Square’s belief and is true as it relates to that belief. The conclusion drawn, which we believe is stated in fair and muted terms, is the purpose behind Pershing Square’s nomination of alternative directors, namely allowing shareholders to choose which directors will make Target’s governance and representation of shareholders more optimal. As revised, we believe that the entire paragraph is more logical in its flow and conclusion in that each sentence supports the conclusion in the final sentence.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

6.	We note the statement in the fourth paragraph of your cover letter, that “[f]rom the beginning of the fourth quarter of 2007 to the day prior to [y]our filing of [y]our proposed slate, Target stock has declined by 51% to $28.83. Over the same period, Wal-Mart, Target’s principal competitor, stock has appreciated 11%, a 60 percentage point outperformance.” Please balance out this claim by disclosing the performance of these two stocks over an extended economic cycle, as the current recessionary environment may be only momentarily more favorable to Wal-Mart.

Response: We acknowledge the Staff’s comments above and have revised the cover letter accordingly. See page ii of the Amendment. In support of Pershing Square’s statement in the Amendment, we note that during the 10-year period from 3/16/99 to 3/16/09, Wal-Mart’s stock price increased by 1.7% whereas Target’s stock price declined by 16.1%, representing an approximate 18 percentage point underperformance by Target. While we did not include this information in the Amendment, we note for the Staff’s reference that during the 5-year period from 3/16/04 to 3/16/09, Wal-Mart’s stock price declined by 15.8% whereas Target’s stock price declined by 36.3%, representing an approximate 21 percentage point underperformance by Target.
7.	We note the statement on the third page of your cover letter, in the paragraph beneath the heading “Shareholder Representation and Corporate Governance,” that Pershing Square is the third and largest equity owner of the company with 7.8%[.]” For each reference to your aggregate beneficial ownership, please specify numerically the portion of your ownership held in the form of shares and the portion held in the form of derivative securities. In an appropriate place in your filing, describe the decoupling of voting power and economic interest with respect to the derivative securities that you own. While we did not include this information in the Amendment, we note for the Staff’s reference that during the 5-year period from 3/16/04 to 3/16/09, Wal-Mart’s stock price declined by 15.8% whereas Target’s stock price declined by 36.3%, representing an approximate 21 percentage point underperformance by Target.
Response: We have revised the cover letter and the Preliminary Proxy Statement in accordance with the comment above. See first page and pages 11 and 15 of the Amendment.
8.	We note your indication that “Pershing Square has a long-term track record of creating shareholder value in numerous public companies… ” As we requested in prior comments two and six of our letter dated March 20, 2009, please characterize this statement as your belief and, to the extent you continue to make this assertion, please include in your disclosure the support you provided in response to our comments.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

Proposal 1: Determination of the Size of the Board, page 5
Response: In response to the comment above, we have revised the cover letter to characterize this statement as Pershing Square’s belief and have also added disclosure to the Preliminary Proxy Statement to support this statement. See page iv and pages 4 through 7 of the Amendment.

9.	You state here that, in you view, “the proposal appears to be aimed more at preserving the incumbency of existing directors and less at attracting and electing the most qualified directors.” Please provide the basis for your belief or, in the alternative, please remove this statement.

Response: Pershing Square believes that each of the five Pershing Square Nominees is highly qualified and should be elected to the board, and that shareholders should have the opportunity to elect each of them. However, despite Pershing Square having identified five qualified and independent alternative nominees, Target is going out of its ways to limit the number of directors up for election to four rather than five, even though it has the means to nominate a fifth nominee. In light of the foregoing, Pershing Square believes that Proposal 1 is aimed more at preserving the incumbency of existing directors and less at attracting and electing the more qualified directors. We have revised the disclosure on page 8 of the Amendment in order to make the basis for Pershing Square’s belief clearer to investors.
Proposal 2A: Election of Four Class III Directors, page 5
10.	We note your indication that you believe that your nominees, if selected, will “increase shareholder value over the long-term.” We note your response to comment two of our letter dated March 20, 2009, which appears to provide support for your belief that you will be able to improve Target’s ability to navigate through the current economic environment, though it does not appear to lend support for your assurances of increased shareholder value. Please provide the basis for your belief or, in the alternative, please remove this statement.

Response: We have revised the Preliminary Proxy Statement in accordance with the comment above. See page 8 of the Amendment.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

Certain Additional Information Concerning Proposals 2A & 2B, page 8
11.	We note that you reserve the right to nominate replacement or additional persons as nominees for any reason, including in the event that any of the Pershing Square Nominees is unable to stand for election or to serve for my reason. Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance-notice bylaw. In addition, please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you later. Refer to Rule 14a-4(d)(l).

Response: We have deleted the language regarding nominating replacement or additional nominees in accordance with the comment above. See page 11 of the Amendment.
Voting Procedures, page 10
Vote Required, page 11
12.	Please reconcile your disclosure under this heading with the presentation of options on your proxy card under Proposals 2A and 2B. In this regard, we note that your disclosure implies that shareholders have the ability to “abstain” from a vote for the election of directors but the only options presented on your card are to vote “For all nominees,” “Withhold authority for all nominees,” or to vote “For all nominees, except…” those identified by the shareholder. Please revise your proxy disclosure or form of proxy card to remove this inconsistency. Also, explain the practical effect of an “abstain” vote or vote to withhold authority for any or all nominees in connection with Proposals 2A and B, given that plurality voting is applicable for those proposals.

Response: We have revised the Preliminary Proxy Statement to remove the inconsistency in accordance with the comment above. See pages 13 and 14 of the Amendment.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

Solicitation of Proxies, page 11
13.	We note your statement that proxies may be solicited by mail, telephone, telecopier, the Internet and personal solicitation. Please be advised that all written soliciting materials, including any scripts used in soliciting proxies by telephone or in person, whether used by D.F. King & Co., Inc. or Messrs. Namvar or Katzovicz, must be filed under the cover of Schedule 14A. Please confirm your understanding in this regard.

Response: We confirm that we understand that all written soliciting materials, including any scripts used in soliciting proxies by telephone or in person, whether used by D.F. King & Co., Inc. or Messrs. Namvar or Katzovicz, must be filed under the cover of Schedule 14A.

14.	In your letter to shareholders, you indicate that shareholders will be provided with an opportunity to meet your nominees and ask them questions at a Town Hall Meeting scheduled to occur on May 11, 2009. Please note our comment above regarding any scripts or other soliciting materials that may be presented or used at that meeting. Similarly, please supplement your disclosure to disclose the website address shareholders may access to view the webcast you indicate will be made available. Please also inform us of whether you intend to use internet chat rooms and if so, the website addresses of such chat rooms.

Response: We have disclosed the website address for the Town Hall meeting, www.TGTtownhall.com, in accordance with the comment above. See page v of the Amendment. Pershing Square currently intends to allow web participants to submit questions via the Internet on the same website.

15.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide shareholders with a notice informing them that the materials are available and explaining how to access those materials, or advise. Refer to Release No. 34- 56135, available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response: Pershing Square will post its proxy materials on www.TGTtownhall.com, and has included a statement in the Preliminary Proxy Statement informing shareholders that the materials are available on the Internet. See page 3 of the Amendment.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

Additional Information, page 14
16.	You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response: We have revised the Preliminary Proxy Statement in accordance with the comment above. See page 17 of the Amendment. Because the only source for the omitted information is the Company’s proxy statement, which to date is only in preliminary form, Pershing Square cannot simply copy such information into its proxy statement. Accordingly, if Pershing Square decides to disseminate its proxy statement prior to the distribution of the Company’s proxy statement, Pershing Square undertakes to provide the omitted information to shareholders if the Company’s proxy statement, when disseminated to its shareholders, does not contain such information.
* * * * *

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
April 21, 2009

     We note the Staff’s closing comments requesting a statement from each Filing Person containing certain acknowledgements. We have previously provided the statements from Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International, Ltd., Pershing Square International IV Trade-Co, Ltd., Pershing Square International IV-I, Ltd. and William A. Ackman. Statements from the remaining Filing Persons are attached as Exhibit A hereto.
     We note further that one of Pershing Square’s nominees, Professor Ronald J. Gilson, today sent a letter to Target proposing the use of a universal proxy card whereby shareholders can choose — on one proxy card — from among the candidates nominated both by Target and by Pershing Square, and Pershing Square has filed the letter with the Commission pursuant to Rule 14a-12 of the Exchange Act. If Target agrees with the approach proposed by Professor Gilson, Pershing Square will revise and supplement its proxy statement and proxy card to reflect this approach. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this submission.
Sincerely,
/s/ Andrew E. Nagel
Andrew E. Nagel

cc:	Roy J. Katzovicz Pershing Square Capital Management, L.P. Stephen Fraidin Kirkland & Ellis LLP
Enclosures

Exhibit A
Undertakings
April 20, 2009
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Campbell Duru
                 Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Preliminary Proxy Statement on Schedule 14A filed April 6, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
          The undersigned, as part of its response to the comment letter addressed to Roy J. Katzovicz from the staff of the Securities and Exchange Commission (the “Commission”) dated April 17, 2009, each hereby acknowledge the following:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please feel free to contact Andrew E. Nagel (212-446-4973 or andrew.nagel@kirkland.com) of Kirkland & Ellis LLP.
[Signature page follows.]

          Thank you for your cooperation and attention to this matter.

Very truly yours, PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

March 26, 2009
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Campbell Duru
                 Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
     The undersigned, as part of his response to the comment letter addressed to Andrew E. Nagel from the staff of the Securities and Exchange Commission (the “Commission”) dated March 20, 2009, hereby acknowledges the following:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact Andrew E. Nagel (212-446-4973 or anagel@kirkland.com) of Kirkland & Ellis LLP.
     Thank you for your cooperation and attention to this matter.

Very truly yours,
/s/ Michael L. Ashner
Michael L. Ashner

March 29, 2009
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Campbell Duru
                 Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
     The undersigned, as part of his response to the comment letter addressed to Andrew E. Nagel from the staff of the Securities and Exchange Commission (the “Commission”) dated March 20, 2009, hereby acknowledges the following:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact Andrew E. Nagel (212-446-4973 or anagel@kirkland.com) of Kirkland & Ellis LLP.
     Thank you for your cooperation and attention to this matter.

Very truly yours,
/s/ James L. Donald
James L. Donald

March 31, 2009
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Campbell Duru
                 Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
          The undersigned, as part of his response to the comment letter addressed to Andrew E. Nagel from the staff of the Securities and Exchange Commission (the “Commission”) dated March 20, 2009, hereby acknowledges the following:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please feel free to contact Andrew E. Nagel (212-446-4973 or anagel@kirkland.com) of Kirkland & Ellis LLP.
          Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Ronald J. Gilson Ronald J. Gilson

March 27, 2009
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Campbell Duru
                 Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials on Schedule 14A filed March 17, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, and Richard W. Vague, File No. 1-06049
Dear Ms. Duru:
          The undersigned, as part of his response to the comment letter addressed to Andrew E. Nagel from the staff of the Securities and Exchange Commission (the “Commission”) dated March 20, 2009, hereby acknowledges the following:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please feel free to contact Andrew E. Nagel (212-446-4973 or anagel@kirkland.com) of Kirkland & Ellis LLP.
          Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Richard W. Vague Richard W. Vague